Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges and Preference Dividends

	Year ended June 30,
	2008	2007	2006	2005	2004
Earnings:
Net increase (decrease) in net assets from operations	$ (537,571)	$ 199,072	$ (323,980)	$ 258,908	$ (386,464)
Fixed charges	2,398,654	2,158,679	2,157,905	1,885,689	1,503,429
Adjusted earnings	$ 1,861,083	$ 2,357,751	$ 1,833,925	$ 2,144,597	$ 1,116,965

Fixed charges:
Interest expense	$ 2,357,540	$ 2,117,675	$ 2,116,903	$ 1,837,633	$ 1,443,416
Amortization of deferred loan costs	41,114	41,004	41,002	48,056	60,013
Total fixed charges	2,398,654	2,158,679	2,157,905	1,885,689	1,503,429

Preference dividends	337,500	337,500	337,500	337,500	337,500
Total fixed charges and preference dividends	$ 2,736,154	$ 2,496,179	$ 2,495,405	$ 2,223,189	$ 1,840,929

Ratio of earnings to fixed charges and preference dividends	0.68	0.94	0.73	0.96	0.61

Deficiency of earnings to cover fixed charges and preference dividends (less than 1:1 ratio)	$ 875,071	$ 138,428	$ 661,480	$ 78,592	$ 723,964

W:\AMERITRANS\SEC filings\10-K's\2008-10-K\Exhibit 12.1.doc